

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2011

Via E-mail
Gregory S. Nixon
Senior Vice President, General Counsel & Corporate Secretary
Delta Tucker Holdings, Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042

> **Re: Delta Tucker Holdings, Inc. and DynCorp International Inc.,**
> **with the subsidiary guarantors identified on Schedule A**
> **Registration Statement on Form S-4**
> **Filed April 27, 2011**
> **File No. 333-173746, and –01 through -12**

Dear Mr. Nixon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Forward-Looking Statements, page iv

2.   The safe harbor for forward-looking statements provided in the Private
        Securities Litigation Reform Act of 1995 does not apply to statements
        made in connection with a tender offer. See Section 27A(b)(2)(C) of the
        Securities Act, Section 21E(b)(2)(C) of the Exchange Act, and Question
        117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and
        Schedule 13E-3 Compliance and Disclosure Interpretations available at
        www.sec.gov. Accordingly, please revise and refrain from referring to
        such safe harbor provisions in any offers to exchange, future press releases
        or other communications relating to the exchange offer.

Summary of the Terms of the Exchange Offer, page 15

3.   Please confirm in your response that the offer will be open at least through
        midnight on the twentieth business day following commencement of the
        offer. In this regard, we note your disclosure that the exchange offer
        expires at 5:00 pm on the expiration date. See Rule 14e-1(a) under the
        Securities Exchange Act of 1934. Further, please confirm that the
        expiration date will be included in the final prospectus disseminated to
        security holders and filed pursuant to the applicable provisions of Rule
        424 of Regulation C.

Financial Statements, page F-1

4.   Please update the financial statements as necessary to comply with Rule 3-
        12 of Regulation S-X.

Exhibit 5.1, Opinion by Akin Gump Strauss Hauer & Feld LLP

5.   Disclosure on page 190 of the prospectus states that the legality opinion,
        which you indicate will be filed by amendment, will address the validity
        of the exchange notes. Please also provide an opinion of counsel as to
        whether each of the guarantees will be binding obligations of the
        applicable guarantor. See Item 601(b)(5) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Rosa A. Testani, Esq.
        Akin Gump Strauss Hauer & Feld LLP